Exhibit 99.1

HITEK GLOBAL INC.
(an exempted company incorporated in the Cayman Islands with limited liability)
(Nasdaq: HKIT)

NOTICE OF 2026 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2026 annual general meeting (the “Meeting”) of Hitek Global Inc. (the “Company”) will be held on July 29, 2026, at 9:00 p.m., Eastern time, at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, for the following purposes:

1.	To approve, as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting;

2.	To approve, as an ordinary resolution, the re-appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting;

3.	To approve, as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting;

4.	To approve, as an ordinary resolution, the re-appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting;

5.	To approve, as an ordinary resolution, the re-appointment of Mr. Zizhao Zhang as a director of the Company to hold office until the next annual general meeting;

6.	To confirm, ratify, and approve, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2026;

7.	To approve, as an ordinary resolution, the amendment of the authorized share capital of the Company from US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, to US$316,000 divided into (i) 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, by the subdivision of each Class A Ordinary share on a ratio of 1:3,750 resulting in the subdivision of 800,000 Class A Ordinary Shares of par value US$0.375 each into 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each;

8.	To authorize and approve, as an ordinary resolution, subject to the approval and effectiveness of Proposal No. 7, the board of directors of the Company (the “Board of Directors”) to implement one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 each, at such future time or times within two years following the date of the Meeting and at such ratio or ratios as shall be determined by the Board of Directors in its sole discretion, provided that the aggregate cumulative ratio of all such consolidation(s) implemented pursuant to this authorization shall not exceed 1-for-6,000. The Board of Directors shall have discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), to implement such consolidation(s) in one or more series, and to elect not to proceed with any such consolidation(s) without further approval of the shareholders of the Company;

9.	To approve, as a special resolution, the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc”, or such other name as may be approved by the Board of Directors, and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and to authorize the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such name change;

10.	To approve, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 46 of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company be changed to Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration; and

11.	To approve, as an ordinary resolution, the adjournment or postponement of the Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Meeting.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” each of the proposals.

The Board of Directors has fixed 4:00 p.m. (Eastern time) on June 3, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about July 2, 2026.

By Order of the Board of Directors,

/s/ Shenping Yin
Shenping Yin
Chairman of the Board of Directors

Xiamen, China

June 29, 2026

HITEK GLOBAL INC.
2026 ANNUAL GENERAL MEETING

July 29, 2026

9:00 p.m., Eastern time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Hitek Global Inc. (the “Company”) is soliciting proxies for the 2026 annual general meeting (the “Meeting”) of the Company to be held on July 29, 2026, at 9:00 p.m., Eastern time, at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, or any adjournment or postponement thereof.

Only holders of the Class A ordinary shares and Class B ordinary shares (together, the “ordinary shares”) of the Company of record at 4:00 p.m. (Eastern time) on June 3, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment or postponement thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than a majority of the issued and outstanding ordinary shares of the Company, shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of a Class A Ordinary Share shall be entitled to one (1) vote per share, and each holder of a Class B Ordinary Share shall be entitled to fifteen (15) votes per share. Both classes of shares shall vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law.

PROPOSALS TO BE VOTED ON

At the Meeting, the following resolutions will be proposed:

1.	To approve, as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next annual general meeting;

2.	To approve, as an ordinary resolution, the re-appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next annual general meeting;

3.	To approve, as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next annual general meeting;

4.	To approve, as an ordinary resolution, the re-appointment of Mr. Weijun Wang as a director of the Company to hold office until the next annual general meeting;

5.	To approve, as an ordinary resolution, the re-appointment of Mr. Zizhao Zhang as a director of the Company to hold office until the next annual general meeting;

6.	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2026;

7.	To approve, as an ordinary resolution, the amendment of the authorized share capital of the Company from US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, to US$316,000 divided into (i) 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, by the subdivision of each Class A Ordinary share on a ratio of 1:3,750 resulting in the subdivision of 800,000 Class A Ordinary Shares of par value US$0.375 each into 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each;

8.	To authorize and approve, as an ordinary resolution, subject to the approval and effectiveness of Proposal No. 7, the board of directors of the Company (the “Board of Directors”) to implement one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 each, at such future time or times within two years following the date of the Meeting and at such ratio or ratios as shall be determined by the Board of Directors in its sole discretion, provided that the aggregate cumulative ratio of all such consolidation(s) implemented pursuant to this authorization shall not exceed 1-for-6,000. The Board of Directors shall have discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), to implement such consolidation(s) in one or more series, and to elect not to proceed with any such consolidation(s) without further approval of the shareholders of the Company;

9.	To approve, as a special resolution, the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc”, or such other name as may be approved by the Board of Directors, and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and to authorize the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such name change;

10.	To approve, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 46 of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”); the change of the registered office of the Company be changed to Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands conditional upon and with effect from the Migration; the adoption, conditional upon and with effect from the Migration, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution and replacement in their entirety of the Company’s existing memorandum and articles of association; and the authorization of the Board and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration; and

11.	To approve, as an ordinary resolution, the adjournment or postponement of the Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Meeting.

The Board of Directors recommends a vote “FOR” each of Proposals No. 1 through 11.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is the holders of a majority of the issued and outstanding ordinary shares of the Company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For this purpose, the voting power of the Class A Ordinary Shares and the Class B Ordinary Shares shall be counted together in determining whether the requisite quorum is present.

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

Each proposal shall be put to the vote of the Meeting and decided on a poll. Each holder of a Class A Ordinary Share shall be entitled to one (1) vote per share, and each holder of a Class B Ordinary Share shall be entitled to fifteen (15) votes per share.

The Class A and Class B Ordinary Shares shall vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

ANNUAL REPORT TO SHAREHOLDERS

The annual report for the year ended December 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@xmhitek.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 5

RE-APPOINtment OF CURRENT DIRECTORS

The Board of Directors currently consists of five members, all of whom are standing for re-appointment.

Each director to be re-appointed will hold office until the next annual general meeting or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-APPOINTMENT

Mr. Shenping Yin, 57 years old, has been our Chairman of the Board since our inception. Mr. Yin has been the Chief Executive Officer and a director of Recon Technology, Ltd. (Nasdaq: RCON) since 2007. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997), Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in Information Systems.

Mr. Shuiqing Huang, 62 years old, has been working at Nanjing Agricultural University for more than 35 years, including working as an associate professor and professor of the Department of Information Management, the director of the Department of Humanities and Social Sciences, the dean of the School of Information Technology, and a doctoral supervisor, since February 1988. Mr. Huang holds a bachelor’s degree in Literature and a master’s degree in Science at Peking University.

Ms. Xiaoyang Huang, 57 years old, has been our CEO since our inception. Ms. Huang was appointed as our director upon closing of our initial public offering on April 4, 2023. She has been the Chief Executive Officer of Xiamen Hengda HiTek Computer Network Co., Ltd. since 2000. Ms. Huang graduated from Nanjing Agricultural University and majored in Agricultural Information. She also went through a one-year accounting program in Renmin University of China from 2010 to 2011.

Mr. Weijun Wang, 55 years old, has served as the vice general manager of Shanghai UDH Technologies Co., Ltd since May 2022. He worked for GOLDTECH Group Company for more than eight years, including working as a technical engineer, the director of the Nanchang and Wuhan office, and the vice general manager of the Fuzhou branch from May 1994 to July 2002. From August 2002 to August 2003, he served as the manager of the marketing and sales department of Shanghai ShiWei Network System Engineering Co., Ltd. From September 2003 to October 2007, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai branch. From November 2007 to April 2009, he served as the development business manager of Shanghai Kingsway Co., Ltd. From May 2009 to July 2016, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai and Fuzhou branch. From August 2016 to April 2022, he served as the manager of different departments of Cisco China Company, Limited. Mr. Wang holds a bachelor’s degree in Agriculture Information at Nanjing Agricultural University.

Mr. Zizhao Zhang, 69 years old, has served as the Chairman of Beijing Wanxin Shuntong Shangmao Co., Ltd. since 2020. From 1990 to 2010, he served as the Representative of the Beijing Metropolitan Area for China Weilai Baoxian Jingji Co., Ltd. From 2010 to 2020, he served as the Chairman of Beijing Kaimeng Jiuli Kemao Co., Ltd. Mr. Zhang received his bachelor’s degree in finance from Beijing Capital University of Economics and Business in 1982.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, that Mr. Shenping Yin be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, AS AN ORDINARY RESOLUTION, that Mr. Shuiqing Huang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, AS AN ORDINARY RESOLUTION, that Ms. Xiaoyang Huang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, AS AN ORDINARY RESOLUTION, that Mr. Weijun Wang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, AS AN ORDINARY RESOLUTION, that Mr. Zizhao Zhang be re-appointed as a director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of each of Proposals No. 1 to 5 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The re-appointment of the current directors will become effective upon approval by our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-APPOINTMENT OF EACH OF
THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 6

RATIFICATION
OF
THE RE-APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that Wei, Wei & Co., LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

In the event that our shareholders fail to ratify the re-appointment, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution, that the re-appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 be confirmed, ratified and approved.

Vote Required for Approval

The approval of Proposal No. 6 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Because this proposal relates to the ratification of the Company’s independent registered public accounting firm, it is considered a routine matter. Accordingly, brokers and other nominees may vote uninstructed shares in their discretion on this proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Re-Appointment of Independent Registered Public Accounting Firm will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR
THE RATIFICATION OF THE RE-APPOINTMENT
OF
WEI, WEI & CO., LLP AS THE COMPANY’S
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL NO. 7

AMENDMENT OF THE AUTHORIZED SHARE CAPITAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the amendment of the authorized share capital of the Company from US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, to US$316,000 divided into (i) 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, by the subdivision of each Class A Ordinary share on a ratio of 1:3,750 resulting in the subdivision of 800,000 Class A Ordinary Shares of par value US$0.375 each into 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, that the authorized share capital of the Company be amended from US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, to US$316,000 divided into (i) 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each, by the subdivision of each Class A Ordinary share on a ratio of 1:3,750 resulting in the subdivision of 800,000 Class A Ordinary Shares of par value US$0.375 each into 3,000,000,000 Class A Ordinary Shares of par value US$0.0001 each.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 7 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The amendment of the authorized share capital will become effective upon approval of our shareholders or at such later time as may be determined by the Board of Directors and permitted by applicable law.

At present, the authorized share capital of the Company is US$316,000 divided into (i) 800,000 Class A Ordinary Shares of par value US$0.375 each, (ii) 150,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 10,000,000 preference shares of par value US$0.0001 each.

Future issuances of Class A Ordinary Shares or Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares or Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

If this proposal is approved, the Company will promptly file a notice of amendment of the authorized share capital of the Company and an amended memorandum of association with the Registrar of Companies in the Cayman Islands to reflect the amended authorized share capital.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AMENDMENT OF THE AUTHORIZED SHARE CAPITAL

PROPOSAL NO. 8

THE AUTHORIZATION OF IMPLEMENTATION OF CONSOLIDATION OF THE COMPANY’S ISSUED AND UNISSUED CLASS A ORDINARY SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, subject to the approval and effectiveness of Proposal No. 7, the authorization of the Board of Directors to implement one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 per share, with one vote per share, at such future time or times within two years following the date of the Meeting and at such ratio or ratios as shall be determined by the Board of Directors in its sole discretion, provided that the aggregate cumulative ratio of all such consolidation(s) implemented pursuant to this authorization shall not exceed 1-for-6,000. The Board of Directors shall have discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), to implement such consolidation(s) in one or more series, and to elect not to proceed with any such consolidation(s) without further approval of the shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, that, subject to the approval and effectiveness of Proposal No. 7, the Board of Directors be authorized to implement one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, par value US$0.0001 each, at such future time or times within two years following the date of the Meeting and at such ratio or ratios as shall be determined by the Board of Directors in its sole discretion, provided that the aggregate cumulative ratio of all such consolidation(s) implemented pursuant to this authorization shall not exceed 1-for-6,000. The Board of Directors shall have discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), to implement such consolidation(s) in one or more series, and to elect not to proceed with any such consolidation(s) without further approval of the shareholders of the Company.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 8 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The authorization of the Board of Directors to implement one or more consolidations of the Company’s Class A Ordinary Shares will become effective upon the approval of Proposal No. 8 by our shareholders and the effectiveness of Proposal No. 7.

Any consolidation would increase the number of authorized but unissued Class A Ordinary Shares available for future issuance. Future issuances of Class A Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

If the Board of Directors elects to implement one or more consolidations pursuant to this authorization, the Company will make all filings required under the laws of the jurisdiction in which the Company is then incorporated to reflect the resulting authorized share capital and par value per share. Each consolidation will become effective upon the Board of Directors passing resolutions to approve such consolidation and the completion of any applicable filings required by law.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AUTHORIZATION OF IMPLEMENTATION OF CONSOLIDATION OF THE
COMPANY’S CLASS A ORDINARY SHARES

PROPOSAL NO. 9

CHANGE OF COMPANY NAME

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, the change of the Company’s name from “Hitek Global Inc.” to “Biddance AI Systems, Inc”, or such other name as may be approved by the Board of Directors, and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and the authorization of the Board of Directors and any director or officer of the Company to take all actions necessary or desirable to effect such change of name.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, AS A SPECIAL RESOLUTION, that the name of the Company be changed from “Hitek Global Inc.” to “Biddance AI Systems, Inc”, or such other name as may be approved by the Board of Directors, and to delegate to the Board of Directors the discretion to determine the timing of the effectiveness of the name change provided such change is implemented within one month of approval of this resolution (which may be prior to, with effect from or after the de-registration of the Company in the Cayman Islands) and that the Board of Directors and any director or officer of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such change of name.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 9 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds of the votes cast by the shareholders who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The change of the Company’s name will become effective upon the registration of the new name by the Registrar of Companies of the Cayman Islands.

The change of the Company’s name will not affect the legal status of the Company or any rights or obligations of the Company. Existing share certificates bearing the Company’s current name will continue to be valid and will not be required to be exchanged solely as a result of the change of name.

If this proposal is approved, the Company will promptly file the special resolution and any other required documents with the Registrar of Companies of the Cayman Islands. Upon registration of the new name, the Registrar of Companies of the Cayman Islands will issue a certificate of incorporation on change of name.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE CHANGE OF COMPANY NAME

PROPOSAL NO. 10

TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands and the continuation of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands, and the adoption, with effect upon such continuation, of a memorandum and articles of association compliant with the laws of the British Virgin Islands in substitution for the Company’s existing memorandum and articles of association.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, AS A SPECIAL RESOLUTION, that the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands, including the de-registration of the Company in the Cayman Islands pursuant to Article 46 of the Articles of Association of the Company and the continuation and registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands (the “Migration”), be and hereby is approved;

FURTHER RESOLVED, AS A SPECIAL RESOLUTION, that, conditional upon and with effect from the Migration, the registered office of the Company be changed to Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands;

FURTHER RESOLVED, AS A SPECIAL RESOLUTION, that, conditional upon and with effect from the Migration, the memorandum and articles of association compliant with the laws of the British Virgin Islands, substantially in the form attached to this proxy statement as Annex A, be adopted in substitution and replacement for the Company’s existing memorandum and articles of association; and

FURTHER RESOLVED, AS A SPECIAL RESOLUTION, that the Board of Directors and any director or officer of the Company be, and each of them hereby is, authorized to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect such transfer by way of continuation.

CERTAIN DIFFERENCES IN CORPORATE LAW

If this proposal is approved, the Company may continue its jurisdiction of incorporation to the British Virgin Islands. The corporate laws of the British Virgin Islands differ from those of the Cayman Islands, and such differences may affect your rights as a shareholder. In particular, certain material differences between the corporate laws of the Cayman Islands and the British Virgin Islands are summarized in the table below.

Cayman Islands
Resolutions of members

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

BVI
Resolutions of members

BVI law does not define “special resolution.” The memorandum and articles of association may make provisions for varying the level of the percentage of votes required to pass a resolution but otherwise any resolution of members requires the affirmative vote of a simple majority of the votes cast at a general meeting or a unanimous written resolution.

Where matters may have previously required the approval of a “special resolution” under Cayman Islands law, those same matters may only require a resolution of members or resolution of directors under the proposed BVI law compliant memorandum and articles of association. Such matters include, without limitation: a) a merger of the company, requiring approval by a simple majority of votes; b) a division or combination of shares in the company, requiring approval by resolution of directors only; and c) amendment to the memorandum and articles of association of the company, can be made by resolution of members passed by simple majority and, in certain circumstances, by resolution of directors only.

For further information, please refer to the full version of our proposed BVI law compliant memorandum and articles of association which are included as an exhibit to this form 6K.

Cayman Islands
Preference Shares	Our amended and restated memorandum and articles of association authorizes the issuance of 10,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of our Class A Shares and Class B Ordinary Shares. We may issue some or all of the preference shares to effect a business combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.
BVI
Preference Shares

Our proposed BVI law compliant memorandum and articles of association will authorise the issue of up to 10,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Upon the issue of such preference shares it is a requirement of BVI law that our memorandum and articles of association be updated to reflect the rights attaching to such preference shares. Accordingly, our board of directors will be empowered, without shareholder approval to:

i)	update and amend our memorandum and articles of association as they see fit; and

ii)	to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of our Class A Shares and Class B Ordinary Shares

We may issue some or all of the preference shares to effect a business combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.

Cayman Islands
Approval of a Merger	Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66.6% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
BVI
Approval of a Merger

Under BVI laws, any merger or consolidation of the company will require the directors of the company to approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation will then need to be authorised by a resolution of members. The requisite member approval is typically a simple majority, unless a higher threshold is specified in the company’s memorandum and articles of association. Under the proposed BVI law compliant memorandum and articles of association, only the approval of a simple majority is required.

Where the merger or consolidation involves a foreign company, the BVI company must comply with the merger or consolidation requirements under the BVI Business Companies Act, while the foreign company must comply with the laws of its jurisdiction of incorporation, and the merger or consolidation must be permitted by the laws of that foreign jurisdiction.  If the surviving company or consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, additional BVI filings are required.

Cayman Islands
Dissenters Rights

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

BVI
Dissenters Rights

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

a.	his name and address;

b.	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

c.	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.   If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

a.	the Company and the dissenter shall each designate an appraiser;

b.	the two designated appraisers together shall designate an appraiser;

c.	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

d.	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Cayman Islands
Taxation	We are a Cayman Islands company incorporated on November 3, 2017 as an exempted company with limited liability. Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
BVI
Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 10 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds of the votes cast by the shareholders who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands will become effective upon the registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands and the de-registration of the Company in the Cayman Islands.

Upon the effectiveness of the transfer by way of continuation, the Company will continue as the same legal entity, and the transfer will not create a new legal entity or affect the identity or continuity of the Company. The Company will thereafter be governed by the laws of the British Virgin Islands and the memorandum and articles of association adopted in connection with the continuation.

If this proposal is approved, the Company will make all applications and filings and take all other actions necessary or desirable to effect the de-registration of the Company in the Cayman Islands and its continuation into the British Virgin Islands.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

PROPOSAL NO. 11

ADJOURNMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the adjournment or postponement of the Annual Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Annual Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Annual Meeting.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, AS AN ORDINARY RESOLUTION, that the adjournment or postponement of the Annual Meeting to a later date or dates, if necessary or appropriate, as determined by the chairman of the Annual Meeting, to solicit additional proxies in favor of one or more of the foregoing proposals if there are insufficient votes to approve such proposal or proposals at the time of the Annual Meeting, be and hereby is approved.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 11 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

If, at the time of the Annual Meeting, there are insufficient votes to approve one or more of the foregoing proposals, the approval of this proposal will permit the chairman of the Annual Meeting to adjourn or postpone the Annual Meeting to a later date or dates to solicit additional proxies in favor of such proposal or proposals.

The Board of Directors believes that it is in the best interests of the Company and its shareholders to provide the chairman of the Annual Meeting with the ability to adjourn or postpone the Annual Meeting for this purpose.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

June 29, 2026	/s/ Shenping Yin
Shenping Yin
Chairman of the Board of Directors

Annex A

Memorandum and Articles of Association

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Biddance AI Systems, Inc

Continued this [●] day of [●] 2026

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Biddance AI Systems, Inc

1	The name of the Company is Biddance AI Systems, Inc.

2	The Company was incorporated in the Cayman Islands on 3 November 2017. Immediately prior to its continuation under the Statute the jurisdiction in which the Company was incorporated was the Cayman Islands and the Company’s name was Biddance AI Systems, Inc.

3	The Company is a company limited by shares.

4	The first Registered Office of the Company shall be at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors may from time to time change the Registered Office of the Company by resolution of the Directors.

5	The first Registered Agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors may from time to time change the Registered Agent of the Company by resolution of the Directors.

6	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the British Virgin Islands.

7	The liability of each Member is limited to the amount unpaid on such Member’s shares.

8	The Company is authorised to issue a maximum of 3,160,000,000 shares divided into three classes as follows:

8.1	3,000,000,000 Class A ordinary shares of US$0.0001 par value each (the “Class A Ordinary Shares”);

8.2	150,000,000 Class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”); and

8.3	10,000,000 preference shares of US$0.0001 par value each (the “Preference Shares”),

each Share having the rights and restrictions set out in the Memorandum and Articles. For the purposes of section 9 of the Statute, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Memorandum and Articles are deemed to be set out and stated in full in the Memorandum.

9	Class A Ordinary Shares confer on the holder:

9.1	the right to one vote on any Resolution of Members;

9.2	the right to equal share in any dividend paid by the Company in accordance with the Statute in respect of the Class A Ordinary Shares; and

9.3	the right to equal share in the distribution of the surplus assets of the Company distributed in respect of Class A Ordinary Shares.

10	Class B Ordinary Shares confer on the holder:

10.1	the right to fifteen votes on any Resolution of Members;

10.2	the right to equal share in any dividend paid by the Company in accordance with the Statute in respect of the Class B Ordinary Shares;

10.3	the right to an equal share in the distribution of the surplus assets of the Company by distributed in respect of the Class B Ordinary Shares; and

10.4	the right to convert such Class B Ordinary Share into a Class A Ordinary Shares in the circumstances specified in Article 3.5.

11	The Class A Ordinary Shares and Class B Ordinary Shares shall vote together as a single class on all matters (subject to Article 10).

12	The Preference Shares shall have such rights as specified by the board of Directors pursuant to the resolution of the Directors approving the issue of such Preference Share(s), and in any such resolution of the Directors the board of Directors shall agree to amend and restate the Memorandum and Articles to fully set out such rights and instruct the registered agent of the Company to file the amended Memorandum and Articles with the Registrar. For the avoidance of doubt, the Directors shall not require any approval of the Members in respect of the issuance of Preference Shares and the related amendments to the Memorandum and Articles.

13	Subject to the provisions of the Statute, the Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

14	Shares may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

15	Subject to the provisions of the Statute, the Company may from time to time amend the Memorandum of Association or the Articles of Association by Resolution of Members or resolution of the Directors.

16	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the continuation of the Company on behalf of the members of the Company this [●] day of [●] 2026.

Conitta Francis
Authorised Signatory
Maples Corporate Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

Biddance AI Systems, Inc

1	Interpretation

1.1	In the Articles, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Class A Ordinary Share”	has the meaning given to that term in Clause 8.1 of the Memorandum.

“Class B Ordinary Share”	has the meaning given to that term in Clause 8.2 of the Memorandum.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name.

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Directors”	means the directors for the time being of the Company.

“Distribution”	means any distribution (including an interim or final dividend).

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the British Virgin Islands.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Recognised Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Officer”	means a person appointed to hold an office in the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Preference Share”	has the meaning given to that term in Clause 8.3 of the Memorandum.

“Recognised Exchange”	has the same meaning as in the Statute and includes, without limitation and notwithstanding any subsequent amendments to the Statute (or otherwise), the Nasdaq Global Market and any United States national securities exchange on which securities of the Company are listed for trading.

“Register of Members”	means the register of Members maintained in accordance with the Statute.

“Registered Office”	means the registered office for the time being of the Company.

“Resolution of Members”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority on a poll, and in the case of a written resolution, regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Ordinary Share, a Class B Ordinary Share or a Preference Share and includes a fraction of a share in the Company.

“Statute”	means the BVI Business Companies Act (As Revised) of the British Virgin Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	section 8(2) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share; and

(o)	the term “simple majority” in relation to a Resolution of Members means a majority of votes of those entitled to vote on the resolution and actually voting on the resolution (and absent Members, Members who are present but do not vote, blanks and abstentions are not counted).

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of any monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company may issue securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	Section 46 of the Statute does not apply to the Company.

3.5	Conversion of Class B Ordinary Shares.

(a)	Class B Ordinary Shares shall automatically convert into Class A Ordinary Shares on a one-for-one basis at any time and from time to time at the option of the holders thereof.

(b)	References in this Article to “converted”, “conversion” or “exchange” shall mean the repurchase without notice of Class B Ordinary Shares of any Member and, on behalf of such Members, automatic application of such repurchase proceeds in paying for such new Class A Ordinary Shares into which the Class B Shares have been converted or exchanged at a price per Class B Ordinary Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Ordinary Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	Where Shares are listed on a Recognised Exchange, the Directors may determine that the Company shall maintain or cause to be maintained its Register of Members in such manner and form as is customary for such Recognised Exchange.

4.3	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors or shall be given under Seal. The Directors may authorise certificates to be issued with the authorised signature(s) or Seal affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1	Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee), contain the name and address of the transferee and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.3	Where Shares are listed on a Recognised Exchange in accordance with section 54A of the Statute, the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange and Articles 7.1 and 7.2 shall be interpreted accordingly.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute (save that sections 60, 61 and 62 of the Statute shall not apply to the Company), and, where applicable, the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by resolution of the Directors, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute (save that sections 60, 61 and 62 of the Statute shall not apply to the company), and, where applicable, the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase or otherwise acquire its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in this Article 8 above shall not require further approval of Members.

8.3	The Company may make a payment in respect of the redemption or purchase or other acquisition of its own Shares in any manner permitted by the Statute.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share including, for the avoidance of doubt, a Treasury Share. Any such surrender shall be in writing and signed by the Member holding the Share or Shares.

9	Treasury Shares

9.1	Subject to the Statute, the Directors may, prior to the purchase, redemption or surrender of any Share, determine by resolution of the Directors that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1	Subject to Article 3.1, if at any time the Company is authorised to issue different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of their subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares, and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5	A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies, the survivor or survivors (where he was a joint holder), or the Member’s legal personal representatives (where the Member was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which they were a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

18	General Meetings

18.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

18.2	The Company may, but shall not be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

18.3	The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

18.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than twenty per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

18.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

18.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

18.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

18.8	Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

19	Notice of General Meetings

19.1	At least fifteen clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than fifty per cent in par value of the Shares giving that right.

19.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

20	Proceedings at General Meetings

20.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

20.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

20.3	A resolution in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

20.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

20.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

20.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

20.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

20.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

20.9	A resolution put to the vote of the meeting shall be decided on a poll.

20.10	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

20.11	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

20.12	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

21	Votes of Members

21.1	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

21.2	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

21.3	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

21.4	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

21.5	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

21.6	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

22	Proxies

22.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

22.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

22.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

22.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

22.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

23	Corporate Members

23.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

23.2	If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

24	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company (including Treasury Shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

25	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Resolution of Members increase or reduce the limits in the number of Directors. For so long as Shares are listed on a Recognised Exchange, the Directors shall include such number of Independent Directors as applicable law, the rules of the Recognised Exchange and/or the rules of any competent regulatory authority require, unless the Directors resolve to follow any available exceptions or exemptions.

26	Powers of Directors

26.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

26.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

26.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

26.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

26.5	Section 175 of the Statute shall not apply to the Company.

27	Appointment and Removal of Directors

27.1	The Company may by Resolution of Members appoint any person to be a Director or may by Resolution of Members remove any Director.

27.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

27.3	Each Director (including, for the avoidance of doubt, any Director appointed prior to the date of adoption of the Articles) shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, Directors will be appointed by Resolution of Members. At each annual general meeting of the Company, each Director appointed at such general meeting shall be appointed to hold office for a one-year term expiring at: (a) the next-following annual general meeting of the Company; or (b) their earlier resignation, removal or vacation of office. Each Director whose term expires at an annual general meeting of the Company shall be entitled to be re-nominated as a Director.

28	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors; or

(f)	the Director becomes prohibited from being a Director under section 111 of the Statute, the rules of the Recognised Exchange and/or the rules of any competent regulatory authority.

29	Proceedings of Directors

29.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

29.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

29.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

29.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

29.5	A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

29.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

29.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

29.8	All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

29.9	A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

30	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

31	Directors’ Interests

31.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

31.2	A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

31.3	A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

31.4	No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

31.5	A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

31.6	Notwithstanding the foregoing, no Independent Director shall, without the consent of the Audit Committee, take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

32	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

33	Delegation of Directors’ Powers

33.1	Subject to the Statute, the Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

33.2	Subject to the Statute, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

33.3	The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law).

33.4	Subject to the Statute, the Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

33.5	Subject to the Statute, the Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

33.6	The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Resolution of Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

34	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

35	Remuneration of Directors

35.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

35.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

36	Seal

36.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

36.2	The Company may have for use in any place or places outside the British Virgin Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

36.3	A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over their signature alone to any document of the Company required to be authenticated by them under seal or to be filed with the Registrar of Companies in the British Virgin Islands or elsewhere wheresoever.

37	Dividends, Distributions and Reserve

37.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of Statute.

37.2	The Directors may deduct from any Distribution payable to any Member all sums of money (if any) then payable by them to the Company on account of calls or otherwise.

37.3	The Directors may resolve that any Distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

37.4	Except as otherwise provided by the rights attached to any Shares, Distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

37.5	The Directors may, before resolving to pay any Distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

37.6	Any Distribution, redemption payment, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

37.7	No Distribution or redemption payment shall bear interest against the Company.

37.8	Any Distribution or redemption payment which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Distribution shall remain as a debt due to the Member. Any Distribution which remains unclaimed after a period of six years from the date on which such Distribution becomes payable shall be forfeited and shall revert to the Company.

38	Books of Account

38.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company, in accordance with the Statute. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

38.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

38.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

39	Audit

39.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

39.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Recognised Exchange, and if required by the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

39.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Recognised Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

39.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

39.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

39.6	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

39.7	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment or at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

40	Notices

40.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Recognised Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

40.2	Where a notice is sent by:

(a)	courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)	post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted;

(c)	cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)	e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

40.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

40.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

41	Winding Up

41.1	If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, each Share will rank pari passu with each other Share in relation to the distribution of surplus assets on a winding up.

41.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of the Directors, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

42	Indemnity and Insurance

42.1	Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

42.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

42.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

43	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

44	Transfer by Way of Continuation

The Company shall, subject to the provisions of the Statute, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

45	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the continuation of the Company on behalf of the members of the Company this [●] day of [●] 2026.

Conitta Francis
Authorised Signatory
Maples Corporate Services (BVI) Limited